United States

                       Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K



      [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 2001


                                       OR


      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                CENTURYTEL, INC.
                              100 CENTURYTEL DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report



The Board of Directors
CenturyTel, Inc.:

We have audited the accompanying statements of net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions, assets (held at end of year), and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

/s/ KPMG LLP


Shreveport, Louisiana
June 21, 2002

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                       2001           2000
----------------------------------------------------------------------------

PLAN ASSETS
     Investments, at fair value                 $ 191,542,936    201,064,486
     Cash                                              52,976        147,882
     Contributions receivable - employer              202,776        572,288
     Contributions receivable - participants          488,885        463,810
----------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                 192,287,573    202,248,466
----------------------------------------------------------------------------

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2001

Additions to net assets:
Investment income (loss)
    Net depreciation in fair value of investments:
      Mutual funds                                                              $ (12,625,695)
      Common stocks                                                                (7,149,594)
    Dividend income                                                                 3,270,679
    Interest income                                                                   778,673
---------------------------------------------------------------------------------------------
       Net investment income (loss)                                               (15,725,937)
---------------------------------------------------------------------------------------------

Contributions:
    Participants                                                                   13,757,360
    Employer                                                                        4,914,945
    Transfer from CenturyTel, Inc. Employee Stock Ownership Plan                      156,629
---------------------------------------------------------------------------------------------
       Total contributions                                                         18,828,934
---------------------------------------------------------------------------------------------

       Total investment income (loss) and contributions                             3,102,997
---------------------------------------------------------------------------------------------

Deductions from net assets:
    Participant withdrawals                                                        13,063,890
---------------------------------------------------------------------------------------------

Net decrease                                                                       (9,960,893)

Net assets available for benefits:
    Beginning of year                                                             202,248,466
---------------------------------------------------------------------------------------------

    End of year                                                                 $ 192,287,573
=============================================================================================

See accompanying notes to financial statements.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN
                          Notes to Financial Statements
                           December 31, 2001 and 2000


(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

      Basis of Presentation

      The CenturyTel, Inc. Dollars and Sense Plan (the Plan) was established on May 1, 1986. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in net assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

      The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

      The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

      Participation

      Participation in the Plan is available to each employee of CenturyTel, Inc. and its participating subsidiaries (the Company), other than those who are classified as temporary employees or employees covered under a collective bargaining agreement.

      In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, which is executed either on-line or by telephone, an employee agrees to a deferral of between one percent and sixteen percent of compensation. The percentage of compensation a participant elects to defer applies to the participant's base pay plus certain incentive compensation received, including certain cash bonuses, commissions, and lump sums granted in lieu of pay increases. The amount of compensation deferred by each participant is credited to an account (Elective Deferral Account) maintained for each participant by the Trustee. The Elective Deferral Account is self-directed.

      Through August 31, 2001, as of the end of each payroll period, the Company contributed to an account (Employer Match Account) for each participant a contribution equal to 55% of each such participant's contribution during such payroll period; however, this matching contribution applied only to the first 6% of such participant's compensation contributed to the Plan. Effective September 1, 2001, the Company contributes to the Employer Match Account for each participant a contribution equal to 60% of each such participant's contribution during such payroll period; however, this matching contribution applies only to the first 6% of such participant's compensation contributed to the Plan. The Board of Directors of the Company may, at its discretion, elect at the end of each year to contribute an additional amount to participants' accounts (Additional Match Account). Company contributions may be made in cash or CenturyTel, Inc. Common Stock (CenturyTel Common Stock). If made in cash, such cash is applied by the Trustee to the purchase of CenturyTel Common Stock.

      During 2001, the Company contributed CenturyTel common stock with a fair value of $1,729,488 to the Plan and cash of $3,184,084 to the Plan, all of which related to contributions made to the Employer Match Account. In addition the Company contributed $1,373 to the Plan to reimburse the Plan for lost interest on employee contributions that were not submitted to the Trustee in a timely manner in accordance with the Department of Labor regulations. For additional information see Note 7.

      An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" contribution described in Section 402(c) or 408 (d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Rollover/Transfer Account).

      Additionally, an employee is permitted to transfer to the Plan as a contribution a portion of his interest in the CenturyTel, Inc. Employee Stock Ownership Plan("ESOP") pursuant to diversification rights under such plan. To qualify for this transfer an employee must be 55 years of age or older and been a participant in the ESOP for ten years. Such contributions will be credited to an account on behalf of the participant (the ESOP Diversification Account).

      The interest of a participant in his Elective Deferral Account, Rollover/Transfer Account, Employer Match Account, Additional Match Account and ESOP Diversification Account is fully vested and non-forfeitable at all times.

      Reports to Participants

      All participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

      Distributions

      If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's entire interest in the Plan may be distributed to him or to his beneficiary in a lump sum or in periodic installments. If the participant dies without designating a beneficiary, his beneficiary shall be, in the order listed, (i) his spouse, (ii) his children, or (iii) his estate.

      Withdrawals

      A participant who is an employee and over age 59 1/2 may make withdrawals from his vested accounts prior to meeting normal distribution requirements. In addition, a hardship withdrawal may be made from an Elective Deferral Account or a Rollover/Transfer Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member, purchase of a primary residence, or the prevention of eviction or foreclosure from the participant's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to change, suspend or terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

      Loans to Participants

      The Plan has a provision whereby a participant can borrow from his Elective Deferral Account or Rollover/Transfer Account. The maximum loan is 50% of the account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal on the last day of the previous quarter plus 1%. The loan repayment period may not exceed five years except for loans for the purchase of the participant's principal residence which may be for any period not to exceed fifteen years.

      Trustee

      The Trustee of the Plan, as of December 31, 2001, was T. Rowe Price Trust Company (T. Rowe Price). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

      Administration

      The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The administrative costs of the Plan are paid by the Company.

      Market Value Determination

      Investments in CenturyTel Common Stock are valued at the closing market price on December 31, 2001 and 2000, respectively. Other investments in the funds, which consist of shares of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Purchases and sales of securities are recorded on a trade date basis. Loans to participants are valued at principal amount outstanding which approximates market value.

(2)   DESCRIPTION OF THE FUNDS

      The following is a description of each of the funds available to Plan participants as of December 31, 2001:

      (a) CenturyTel Common Stock Fund - consists of shares of CenturyTel Common Stock ($88,937,673 and $92,607,866 at December 31, 2001 and
           2000, respectively).

      (b) T. Rowe Price Equity Index 500 Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index ($29,973,518 and $35,793,036 at December 31, 2001 and 2000, respectively).

      (c) BGI Asset Allocation Fund - consists primarily of investments in common stocks, U. S. Treasury bonds and money market instruments ($17,935,461 and $20,590,494 at December 31, 2001 and 2000,
           respectively).

      (d) Loan Fund - represents loans to participants from the participants' investment accounts ($8,175,514 and $7,481,252 at December 31, 2001 and 2000, respectively).

      (e) BGI LifePath Income Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) in the near future ($488,586 and $544,967 at December 31, 2001 and 2000, respectively).

      (f) BGI LifePath 2010 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2010 ($2,594,757 and $2,440,306 at December 31, 2001 and 2000,
           respectively).

      (g) BGI LifePath 2020 Fund - consists primarily of investments in U.S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2020 ($2,050,807 and $1,932,294 at December 31, 2001 and 2000,
           respectively).

      (h) BGI LifePath 2030 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2030 ($1,522,522 and $1,515,156 at December 31, 2001 and 2000,
           respectively).

      (i) BGI LifePath 2040 Fund - consists primarily of investments in U. S. and foreign equity and debt securities and money market instruments and is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) around the year 2040 ($3,367,154 and $3,496,717 at December 31, 2001 and 2000,
           respectively).

      (j) Janus Fund - consists primarily of investments in U. S. and foreign equity securities ($12,663,827 and $15,818,645 at December 31, 2001 and 2000, respectively).

      (k) T. Rowe Price Summit Cash Reserves Fund - consists primarily of investments in various money market instruments ($14,937,155 and $13,884,584 at December 31, 2001 and 2000, respectively).

      (l) T. Rowe Price Equity Income Fund - consists primarily of investments in U. S. and foreign common stocks ($1,552,455 and $117,267 at December 31, 2001 and 2000, respectively).

      (m) Janus Overseas Fund - consists primarily of investments in foreign equity securities ($456,115 and $301,872 at December 31, 2001 and 2000, respectively).

      (n) T. Rowe Price Mid-Cap Growth Fund - consists primarily of investments in common stocks of companies whose market capitalization falls within the range of companies in the S&P MidCap 400 Index ($1,753,555 and $756,559 at December 31, 2001 and 2000, respectively).

      (o) Morgan Stanley Dean Witter Small Company Growth Portfolio Fund - consists primarily of investments in equity securities of small companies ($845,719 and $471,278 at December 31, 2001 and 2000,
           respectively).

      (p) PIMCO Total Return Fund - consists primarily of investments in debt securities ($4,288,118 and $3,312,193 at December 31, 2001 and 2000,
           respectively).

      Investments in CenturyTel Common Stock Fund, BGI Asset Allocation Fund, Janus Fund, T. Rowe Price Summit Cash Reserves Fund, and T. Rowe Price Equity Index 500 Fund were each greater than 5% of net assets available for benefits at December 31, 2001.

      A participant may instruct that his contribution be allocated among the various funds. A participant may change his investment allocation instructions and his contribution percentage at any time.

      All amounts allocated to a participant's Employer Match Account are invested in the CenturyTel Common Stock Fund. Participants who have not attained age 55 have no power to transfer amounts in the Employer Match Account to an investment fund other than the CenturyTel Common Stock Fund. Participants who have attained age 55 may redirect the investment of the balance in their Employer Match Account.

(3)   INCOME TAXES

      The Plan and related trust were designed to meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in July 1996 related to the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Barclays Global Investors Funds, Inc. (Barclays), Janus Capital
      Corporation (Janus), Morgan Stanley Dean Witter Investment Management, Inc. (Morgan Stanley), Pacific Investment Management
      Company (PIMCO) or T. Rowe Price. T. Rowe Price is the Trustee as defined by the Plan. Therefore, Barclays, Morgan Stanley,
      PIMCO,  Janus and T. Rowe Price  qualify as  parties-in-interest.
      Fees paid by the Company to T. Rowe Price for trustee, record keeping and other services amounted to $277,715 for the year ended December 31, 2001.

(5)   CONCENTRATION OF INVESTMENTS

      As of December 31, 2001 and 2000, 46.3% and 45.8%, respectively, of the net assets available for benefits were invested in CenturyTel Common Stock. Substantially all of the remaining net assets available for benefits were invested in mutual funds managed by T. Rowe Price, Barclays, Morgan Stanley, PIMCO, or Janus.

(6)   COMPANY/PARTICIPANT DIRECTED FUNDS

      The CenturyTel Common Stock Fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company, except for contributions made on behalf of participants who are age 55 or older. Such contributions can be redirected by these participants to the funds of their choice. All other funds are participant directed.

      The following tables set forth information related to the CenturyTel Common Stock Fund's assets available for benefits as of December 31, 2001 and 2000 and the changes in such assets for the year ended December 31, 2001.

December 31,                                              2001            2000
-------------------------------------------------------------------------------

PLAN ASSETS
    Investments                                    $ 88,937,673      92,607,866
    Contributions receivable - employer                 201,403         572,288
    Contributions receivable - participant              154,114         154,991
-------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                      $ 89,293,190      93,335,145
===============================================================================

                                                                          For the year ended
                                                                           December 31, 2001
--------------------------------------------------------------------------------------------

Additions to assets:
Investment income (loss)
    Net depreciation in fair value of investments                          $   (7,149,594)
    Dividend income                                                               528,097
    Interest income                                                               302,058
--------------------------------------------------------------------------------------------
       Net investment income (loss)                                            (6,319,439)
--------------------------------------------------------------------------------------------

Contributions
    Participants                                                                4,177,051
    Employer                                                                    4,913,572
    Transfer from CenturyTel Inc. Employee Stock Ownership Plan and Trust          31,256
--------------------------------------------------------------------------------------------
    Total contributions                                                         9,121,879
--------------------------------------------------------------------------------------------
       Total investment income (loss) and contributions                         2,802,440
--------------------------------------------------------------------------------------------

Deductions from assets:
    Participant withdrawals                                                     4,414,722
--------------------------------------------------------------------------------------------

Net decrease prior to interfund transfers                                      (1,612,282)

Interfund transfers                                                            (2,429,673)
--------------------------------------------------------------------------------------------

Net decrease                                                                   (4,041,955)

Net assets available for benefits:

    Beginning of year                                                          93,335,145
--------------------------------------------------------------------------------------------

    End of year                                                            $   89,293,190
============================================================================================


(7)   PROHIBITED TRANSACTIONS

      During the year ended December 31, 2001, the Company failed to remit employee contributions to the Trustee in a timely manner in accordance with the Department of Labor regulations in the amount of $46,385.

(8)   SUBSEQUENT EVENTS

      On January 1, 2002, the maximum elective salary deferral was increased to twenty-five percent from sixteen percent; however, the total amount contributed to the Plan cannot exceed $11,000 for 2002. Additionally, on January 1, 2002, the age eligibility required for company contribution diversification was changed from age 55 or older to age 45 or older. On May 20, 2002, the eligibility required for company contribution diversification was changed from age 45 or older to age 45 or older or three years of service.

      Effective June 3, 2002, participants age 50 years or older are allowed to make an additional contribution to the Plan each year in excess of the otherwise prescribed limits. The amount of the allowable additional contribution for a participant in 2002 is $1,000; this amount will increase by $1,000 each year to a maximum of $5,000 in 2006 (which will thereafter be adjusted to inflation).

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

            Schedule H, Line 4d - Schedule of Nonexempt Transactions

                      For the Year Ended December 31, 2001

                             (b) Relationship to
  (a) Identity of Party       Plan, Employer or       (c) Description of Transaction,     (d) Cost of
        Involved           Other Party-In-Interest       Including Rate of Interest           Asset
-----------------------------------------------------------------------------------------------------

   CenturyTel, Inc.             Plan Sponsor           2001 employee contributions not
                                                       deposited to Plan in a timely
                                                       manner. Interest rate of 8.51%         $ 1,373


It was noted that there were delays by the Plan Sponsor in submitting 2001 employee contributions in the amount of $46,385 to the Trustee. The Plan Sponsor reimbursed the Plan for lost interest in the amount of $1,373 in June, 2002.


See accompanying independent auditors' report.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                               December 31, 2001

    Identity of issuer, borrower,                                                             Current
       lessor or similar party                    Description of Investment                    Value
---------------------------------------------------------------------------------------------------------------------

Investment in CenturyTel Common Stock        2,711,514  shares at $32.80 per share      $  88,937,673    (Notes 1 & 2)

Loan Fund (interest rates ranged from
   7.00% to 12.50%)                                  -                                      8,175,514

Investment in Mutual Funds for
   Qualified Employee Benefit Plans:
    Managed by Barclays:
       Asset Allocation Fund                 1,885,958  shares at $9.51 per share          17,935,461    (Note 1)
       LifePath Income Fund                     45,705  shares at $10.69 per share            488,586
       LifePath 2010 Fund                      215,511  shares at $12.04 per share          2,594,757
       LifePath 2020 Fund                      148,287  shares at $13.83 per share          2,050,807
       LifePath 2030 Fund                      108,288  shares at $14.06 per share          1,522,522
       LifePath 2040 Fund                      221,232  shares at $15.22 per share          3,367,154
    Managed by Janus:
       Janus Overseas Fund                      22,469  shares at $20.30 per share            456,115
       Janus Fund                              514,790  shares at $24.60 per share         12,663,827    (Note 1)
    Managed by Morgan Stanley:
       Small Co. Growth Portfolio Fund          90,355  shares at $9.36 per share             845,719
    Managed by PIMCO:
       PIMCO Total Return Fund                 409,954  shares at $10.46 per share          4,288,118
    Managed by T. Rowe Price:
       Equity Income Fund                       65,643  shares at $23.65 per share          1,552,455
       Equity Index 500 Fund                   971,904  shares at $30.84 per share         29,973,518    (Note 1)
       Mid-Cap Growth Fund                      44,506  shares at $39.40 per share          1,753,555
       Summit Cash Reserves Fund            14,937,155  shares at $1.00 per share          14,937,155    (Note 1)
---------------------------------------------------------------------------------------------------------------------
                                                                                        $ 191,542,936
=====================================================================================================================

Barclays, Janus, Morgan Stanley, PIMCO and T. Rowe Price are considered parties-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1)  These investments are greater than 5% of assets available for benefits.

       (2) Information on cost of investments is excluded as all investments except CenturyTel Common Stock Fund are participant directed.
            The CenturyTel Common Stock Fund is considered to be nonparticipant directed. The cost of investment in CenturyTel Common Stock is $66,275,176.

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

            Schedule H, Line 4j - Schedule of Reportable Transactions

                      For the Year Ended December 31, 2001

                                                                                                   Current Value of
                                                         Redemption                                Asset at Date of
                                             Purchase    or Selling  Lease    Expense    Cost of    Acquisition or       Net
     Description of Transaction               Price        Price     Rental   Incurred    Asset       Disposition    Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------
                                             (Note 1)

Category (3) - A series of transactions
---------------------------------------
   in excess of 5% of beginning of year
   ------------------------------------
   Plan assets available for benefits
   ----------------------------------

Transactions in CenturyTel Common Stock    11,492,511   8,013,110      -         -    6,371,409       (Note 2)       1,641,701



T. Rowe Price is considered a party-in-interest. Additionally, CenturyTel, Inc., as sponsor of the Plan, is considered a party-in-interest.

Notes: (1)  The purchase price denotes cost and current value of the security on the transaction date.

       (2) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE




     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 CenturyTel, Inc.
                                                 Dollars and Sense Plan


     June 28, 2002                               /s/ R. Stewart Ewing, Jr.
                                                 -------------------------
                                                 R. Stewart Ewing, Jr.
                                                 Retirement Committee Member
                                                 and Executive Officer of
                                                 Issuer of Plan Securities

                                CENTURYTEL, INC.
                             DOLLARS AND SENSE PLAN

                                Index to Exhibit



      Exhibit
      Number
-----------------------------------------------------------------------------

       23.1       Independent Auditors' Consent